Exhibit 99.1

Tiziana Files Annual Safety Report for Intranasal Foralumab with FDA

●	Tiziana reports excellent safety profile with intranasal foralumab after 37.4 patient-years cumulative exposure

●	FDA denial of Sanofi’s tolebrutinib for nrSPMS shows need for safe therapy

BOSTON, MA, December 29, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces the submission of its seventh annual Development Safety Update Report (DSUR) to the U.S. Food and Drug Administration (FDA). This DSUR (September 21, 2024, to September 2, 2025), reports no drug-related serious adverse events after a cumulative exposure of 37.4 patient-years, highlighting the safety and tolerability data profile of intranasal foralumab in treating neuroinflammatory diseases, including non-active secondary progressive multiple sclerosis (naSPMS), multiple system atrophy and Alzheimer’s Disease (AD).

“The FDA’s December 23, 2025 complete response letter denying approval of Sanofi’s tolebrutinib for nrSPMS, based on toxicity, highlights the need for a safe therapy for untreated neuroinflammatory disorders.” said Ivor Elrifi, Chief Executive Officer of Tiziana. “We have seen 37.4 patient-years of cumulative foralumab exposure with no study drug-related serious adverse events, a milestone that reinforces the safety of our intranasal approach. Our Phase 2 foralumab trial in naSPMS will read out in 2026.”

Key highlights from the submission include:

●	Expanded Access Program: Fourteen naSPMS patients received nasal foralumab at 50 micrograms per dose (6 days per three-week cycle) for durations from 23 weeks to 3.5 years, contributing 30.7 patient-years of exposure.

●	TILS-021 Randomized Trial and TILS-022 Open-Label Extension: In our naSPMS study and its extension, patients have received foralumab (50 or 100 microgram doses), for about 5.2 patient-years of exposure.

●	Single-Patient Expanded Access for AD (IND 172400): One patient with moderate Alzheimer’s Disease completed 28 weeks of treatment at 50 micrograms, adding 0.5 patient-years.

This cumulative exposure of 37.4 patient-years underscores the significant clinical experience gained with intranasal foralumab in CNS indications. Notably, no serious adverse events have been attributed to the study drug in these nasal administration studies. Adverse events reported during the period were consistent in type and frequency with previous reports. No new risks were identified that necessitated significant protocol modifications.

The safety profile of intranasal foralumab aligns with prior studies of foralumab administered intravenously (IV) in healthy volunteers, patients with Crohn’s disease, and kidney transplant recipients. Unlike IV administration, which has been linked to infusion-related reactions seen with other anti-CD3 monoclonal antibodies, nasal delivery of foralumab has shown vastly improved tolerability, with no such issues observed. No new actions are required to address foralumab safety based on this update.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana's current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120